Exhibit 99.1

January 11, 2017	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS FOURTH QUARTER AND ANNUAL 2016

PRODUCTION RESULTS AND PROVIDES 2017 OUTLOOK

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL) (“Great Panther”; the “Company”) announces its fourth quarter (“Q4”) and annual 2016 production results from its two wholly-owned Mexican silver mining operations: the Guanajuato Mine Complex (“GMC”), which includes the San Ignacio Mine, and the Topia Mine in Durango.

2016 Production Highlights (Compared to Full Year 2015)

•	Consolidated metal production decreased 7% to 3,884,960 silver equivalent ounces ("Ag eq oz")
•	Silver production decreased 14% to 2,047,260 silver ounces ("Ag oz")
•	Gold production increased 2% to 22,238 gold ounces ("Au oz"), an annual record
•	Ore processed was steady at 376,739 tonnes

Fourth Quarter 2016 Production Highlights (Compared to Fourth Quarter 2015)

•	Consolidated metal production decreased 12% to 883,772 Ag eq oz
•	Silver production decreased 17% to 460,571 Ag oz
•	Gold production decreased 8% to 5,206 Au oz
•	Ore processed decreased 2%, with 92,869 tonnes milled

“Metal production was down for the fourth quarter and 2016 due to lower grades at San Ignacio and to shutdowns at Topia, with the most recent to accommodate tailings expansion and plant improvements,” stated Robert Archer, President & CEO. “The increased output from San Ignacio did result in a second consecutive annual record for gold production, and recent preliminary drill results from San Ignacio indicate that grades are likely to improve as we continue to the southeast. In addition, with the upgrades at Topia and the recently signed agreement to purchase the Coricancha Mine in Peru, we expect 2017 to be a very exciting time for Great Panther Silver as we position ourselves for production growth in future years.”

Consolidated Operations Summary	Q4 2016	Q4 2015	Change	FY 2016	FY 2015	Change
Ore processed (tonnes milled)	92,869	94,874	-2%	376,739	375,332	0%
Silver equivalent ounce production[1,2]	883,772	1,002,584	-12%	3,884,960	4,159,121	-7%
Silver ounce production	460,571	553,189	-17%	2,047,260	2,386,028	-14%
Gold ounce production	5,206	5,637	-8%	22,238	21,740	2%
Lead production (tonnes)	213	278	-23%	1,034	1,198	-14%
Zinc production (tonnes)	315	425	-26%	1,496	1,850	-19%

(1)	Silver equivalent ounces for 2016 were calculated using a 70:1 Ag:Au ratio, and ratios of 1:0.0504 and 1:0.0504 for the price/ounce of silver to price/pound of lead and zinc, respectively.
(2)	Silver equivalent ounces for 2015 were calculated using a 65:1 Ag:Au ratio, and ratios of 1:0.050 and 1:0.056 for the price/ounce of silver to price/pound of lead and zinc, respectively.

Guanajuato Mine Complex

Total metal production for the GMC during the fourth quarter of 2016 decreased by 7%, to 702,351 Ag eq oz, compared to Q4 2015, and decreased by 3% to 2,987,074 Ag eq oz for 2016, compared to the prior year. The decreases in both periods were primarily attributed to lower silver grades at San Ignacio. Ore processed in 2016 increased by 4%, which partly offset the lower silver grades. San Ignacio accounted for 58% of the total ore processed at the GMC in 2016, compared to 48% in 2015.

GMC Operations Summary	Q4 2016	Q4 2015	Change	FY 2016	FY 2015	Change
Ore processed (tonnes milled)	81,518	79,651	2%	320,903	309,944	4%
Silver equivalent ounce production [1,2]	702,351	751,927	-7%	2,987,074	3,081,258	-3%
Silver ounce production	347,415	394,655	-12%	1,473,229	1,708,061	-14%
Gold ounce production	5,071	5,496	-8%	21,626	21,126	2%
Ag grade (g/t)	149	175	-15%	163	192	-15%
Au grade (g/t)	2.25	2.39	-6%	2.43	2.35	3%
Ag recovery (%)	88.7%	87.9%	1%	87.9%	89.2%	-2%
Au recovery (%)	85.9%	89.7%	-4%	86.4%	90.2%	-4%

(1)	Silver equivalent ounces for 2016 were calculated using a 70:1 Ag:Au ratio.
(2)	Silver equivalent ounces for 2015 were calculated using a 65:1 Ag:Au ratio.

Underground drilling to improve the resource definition at San Ignacio continued through the fourth quarter of 2016, and is scheduled to extend into 2017. In addition, recent surface drilling at San Ignacio was successful in extending the strike extent of silver-gold mineralization for several hundred metres to the southeast of current workings. Seventeen holes, for a total of 3,766 metres, were drilled in the fourth quarter and many holes intersected silver-gold mineralization with higher grades than currently being mined. These results are being compiled and will be released in due course. Surface drilling has resumed to follow up on these encouraging results.

Topia Mine

Total metal production in the fourth quarter of 2016 at Topia was 181,421 Ag eq oz, a decrease of 28% compared to the fourth quarter of 2015. When compared to the previous full year, total metal production in 2016 decreased by 17% to 897,886 Ag eq oz. The decrease was mainly attributed to the lower tonnes milled, reflecting the two temporary plant shutdowns during Q3 2016 and a planned three-month processing suspension commencing in December 2016 to facilitate mill upgrades and the transition to a new tailings storage facility.

Mining has continued through the plant shut down and ore is being stockpiled at the site. This material will be processed once the plant starts up again such that production at Topia for 2017 should comprise 13 months of mined ore. Updates on the plant status will be provided as work progresses, with the expected restart in the first quarter of 2017.

Topia Operations Summary	Q4 2016	Q4 2015	Change	FY 2016	FY 2015	Change
Ore processed (tonnes milled)	11,351	15,223	-25%	55,836	65,387	-15%
Silver equivalent ounce production [1,2]	181,421	250,657	-28%	897,886	1,077,863	-17%
Silver ounce production	113,156	158,534	-29%	574,031	677,967	-15%
Gold ounce production	136	140	-3%	612	614	0%
Lead production (tonnes)	213	278	-23%	1,034	1,198	-14%
Zinc production (tonnes)	315	425	-26%	1,496	1,850	-19%
Ag grade (g/t)	349	357	-2%	354	356	0%
Au grade (g/t)	0.63	0.48	32%	0.56	0.48	17%
Ag recovery (%)	88.8%	90.6%	-2%	90.4%	90.7%	0%
Au recovery (%)	59.4%	60.4%	-2%	60.6%	60.6%	0%

(1)	Silver equivalent ounces for 2016 were calculated using a 70:1 Ag:Au ratio, and ratios of 1:0.0504 and 1:0.0504 for the price/ounce of silver to price/pound of lead and zinc, respectively.
(2)	Silver equivalent ounces for 2015 were calculated using a 65:1 Ag:Au ratio, and ratios of 1:0.050 and 1:0.056 for the price/ounce of silver to price/pound of lead and zinc, respectively.

OUTLOOK

For 2017, the Company expects a production level of 4.0 to 4.1 million Ag eq oz (at a 70:1 ratio) from its Mexico operations. An updated NI 43-101 resource estimate for the GMC will be released later this month, however, due to necessary cut-off dates, recent high grade drill results will not be included in this estimate. Commissioning of the new tailings storage facility at Topia and resumption of milling is expected in the first quarter, with the gradual processing of ore stockpiled during the shutdown to be conducted through the balance of the year.

Completion of the recently announced acquisition of the Coricancha Mine in Peru is anticipated to take place before the end of the first quarter. Initial activities will include evaluations of current mine and processing infrastructure, underground drilling, and initiation of a Preliminary Economic Assessment. Depending on the outcome of the latter, development in support of operations is expected to commence in early- to mid-2018. A resource update is also scheduled for the second quarter 2017.

For the reported periods of 2016, the Company delivered reductions in cash cost and All-In Sustaining Costs (“AISC”) of 60% and 31% respectively. For 2017, the Company expects cash cost to increase due to increases in site costs and increased expenditures on definition drilling aimed at reducing grade variability and improving mine planning. AISC is also expected to increase due to the increase in cash cost and greater investment in drilling, development and capital projects. In particular, AISC will reflect the non-recurring capital expenditures in the new tailings facility at Topia which will primarily be incurred in the first quarter of 2017. Based on current plans and projections, the Company’s cash cost and AISC guidance for 2017 is US$5.00 - 6.00 and US$14.00 - 16.00, respectively.

The technical information contained in this news release has been reviewed and approved by Robert F. Brown, P. Eng., who is the Qualified Person (QP) for the Guanajuato Mine Complex and the Topia Mine under the meaning of NI 43-101. Aspects relating to mining and metallurgy are overseen by Ali Soltani, Chief Operating Officer for Great Panther.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio Mine, and the Topia Mine in Durango. In addition, the Company has recently signed an agreement to acquire a 100% interest in the Coricancha Mine Complex in the central Andes of Peru.

Robert Archer

President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include, but are not limited to, the Company's plans for production at its Guanajuato Mine Complex and Topia Mine in Mexico, expectations of cash cost and AISC, the completion of the acquisition of the Coricancha Mine in Peru and initial activities post acquisition, the commissioning of the new tailings facility and resumption of processing at the Topia Mine, the Company`s plans for drilling and resource delineation, and the statements made under the heading “Outlook” above. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, uncertainty in mineral resource estimation, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations or resource estimates, exploration results being indicative of future production of its properties, the expected timing of the completion of upgrades at Topia and the receipt of permits therefor, expectations regarding the timing of conditions for the closing of the Coricancha acquisition, changes in project parameters, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2015 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov. There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

For more information, please contact:

Spiros Cacos

Director Investor Relations

Toll free:   1 888 355 1766

Tel:        +1 604 638 8955

scacos@greatpanther.com

www.greatpanther.com